

November 3, 2010

Peter J. Kremer
President and Chief Executive Officer
Pub Crawl Holdings, Inc.
3920 Ingraham Street #101
San Diego, CA 92109

> **Re:** **Pub Crawl Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-169818**

Dear Mr. Kremer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing Page

1. We note that the securities being registered in this filing are being offering on a continuous or delayed basis pursuant to Rule 415 of the Securities Act of 1933. Please check the appropriate box on the facing page of the filing.

Prospectus Cover Page

2. The cover page of the prospectus should concisely describe the basic terms of the offering by the company and should not contain excessive detail. For example, you state that there is no public market for your shares multiple times on the cover page. As a further example, information regarding your wholly owned subsidiary and your intention to have a market maker file an application to FINRA does not appear to be appropriate cover page disclosure. Such information may be provided in an appropriate location in the body of the prospectus. Please revise so that the cover page is consistent with the requirements of Rule 421(d) of Regulation C and Item 501(b) of Regulation S-K.

3. Please revise the table so that it shows net proceeds from the offering in each of the scenarios indicated. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary

4. Please provide meaningful context regarding the "minimal advertising monies and pub crawl fees from clients" that you have received to date. For balanced disclosure, include a discussion of your revenues, net losses and accumulated deficit since inception.

Summary of this Offering

Net Proceeds to the Company, page 7

5. Please revise to discuss the impact of receiving proceeds at the varying levels indicated elsewhere in the prospectus. Consider specifically discussing the amount of proceeds that you would receive if 20% or less of the shares are sold in this offering. Ensure that your disclosure in the Use of Proceeds, Dilution, and the liquidity discussion in the Management's Discussion and Analysis is consistent in addressing the impact on your business plans of receiving proceeds at these various levels.

Risk Factors

General

6. Please add a risk factor specifically addressing the risk to investors posed by the auditors' going concern opinion.

7. It appears that the sole executive officer, Peter Kremer, is involved in other business activities and employed as an Office Manager by the company counsel. We also note that the Management Agreement does not preclude Mr. Kremer from engaging in any business activities or performing services for companies that may be in competition with the business conducted by the company. It appears that a risk factor that alerts investors to a potential conflict of interest and discusses any policies or procedures for the review and approval of any transactions that may cause a conflict of interest may be warranted.

8. We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the issuer and the limitations on the information and regulatory oversight to which you will be subject as a 15(d) issuer. Additionally, given the small size of the offering, it appears you should inform investors of the statutory provisions that may result in the automatic

termination of any periodic reporting responsibilities, in the event you have less than 300 shareholders.

As there is no minimum for our offering…, page 8

9.   You state that "proceeds from this offering may not be sufficient to meet the objectives" in your business plan. Please expand the risk factor to prominently disclose that the proceeds may not be sufficient to cover the expenses for this offering if 20% or less of the shares being offered are sold.

Key management personnel may leave the Company…, page 10

10.   We note your indication that "all commercially reasonable efforts have been made to minimize the risk attendant with the departure by key personnel from service." Please disclose what efforts have been made in this regard to minimize the departure of your sole officer and director Mr. Kremer or revise as appropriate.

Description of Securities, page 17

11.   Please ensure that you have provided a materially complete description of the rights and liabilities of the holders of your securities. For example, identify the provisions in your charter or bylaws which you describe as provisions that "may make a change of control more difficult."

Description of Business

Our Marketing Strategy, page 21

12.   Please describe the significance of the number of "pages," "hits" and "bandwidth" in your chart on page 21. To the extent that these numbers are not directly relevant to understanding your marketing strategy, consider whether these numbers are necessary.

Our Industry, page 22

13.   Please provide support for the following statements on pages 22 and 23. Supplementally provide us with the relevant portions of the materials you reference. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

   •   "Online advertising has grown rapidly and accounts for about 7 percent of US advertising spending."

- "Online advertising is expected to tally $26.1 billion in spending in 2010" and will "account for 2.7 percent year-over-year growth in 2010."

- "Cost per sale advertising accounts for over 80 percent of online affiliate marketing today."

Competition, page 23

14.   We note your disclosure that you compete with many advertising companies which may be significantly larger and have substantially greater resources than you do. Please include a discussion of the companies with whom you consider yourself to be in direct competition, such as other websites that offer similar services, and focus on the activities that have generated or which are expected to generate significant portions of your revenues. See Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 24

15.   Clarify the specific time period that you believe you will have sufficient cash to finance operations. We note that you estimate your expenses over the next 10-12 months to be approximately $120,000 which assumes the sale of 100% of the shares in this offering. Disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of 12 months. Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. Please see Item 303(a)(1) of Regulation S-K, Section IV of SEC Release 33-8350, and FRC 501.03(a) for additional guidance. In addition, provide appropriate risk factor disclosure regarding your capital needs that is consistent with you response to this comment.

Directors, Executive Officers, Promoters and Control Persons, page 26

16.   Please specifically disclose the number of years Mr. Kremer has been employed with Carrillo Huettel, LLP. Refer to Item 401(e)(1) of Regulation S-K. In addition, disclose here and in an appropriate risk factor the number of hours per week Mr. Kremer expects to devote on average to the business of Pub Crawl.

Executive Compensation, page 26

17.   We note your disclosure in the summary compensation table that Peter Kremer received $5,000 in stock awards as executive compensation. However, it appears that the company issued the 5,000,000 shares of common stock to Mr. Kremer in connection with

the acquisition of PubCrawl on June 14, 2010. Please advise why you believe that the stock award is deemed compensation. Also, ensure that you include a total amount of compensation in the last column of the summary compensation table.

Certain Relationship and Related Transactions, page 28

18.   It appears that the sale of shares to Mr. Kremer is a related party transaction that should be described here. Please revise accordingly. Refer to Item 404(d) of Regulation S-K. In addition, disclose the dollar value of the management agreement entered into with Mr. Kremer.

Financial Statements

Statement of Cash Flows, page F-5

19.   Reconcile the change in accounts payable to the balance sheet. It appears that the change should agree to the amount presented in your balance sheet since you do not have a beginning balance.

20.   Please explain the nature of the cash received from acquisitions included within investing activities. Also tell us where the proceeds from the loan payable described in Note 4 are included in your statement of cash flows.

Notes to Financial Statements

Note 3. Recapitalization, page F-10

21.   We note that the assignment agreement between Pub Crawl Holdings, Inc. and PubCrawl.com, LLC was accounted for as a recapitalization and the Company was considered the acquirer for accounting and financial reporting purposes. Explain, in reasonable detail, your accounting for the transaction. Confirm that the acquired operating entity is the reporting entity.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

22.   Please clarify whether the two unregistered securities transactions you discuss were issued in reliance on Regulation D. Please note that for each unregistered offering effected in reliance on Regulation D after March 16, 2009, a Form D should have been filed electronically. It appears that you have not made any filings on Form D in connection with these offerings. Please file these forms or tell us why you are not required to make any flings on Form D in connection with these offerings. See Securities Act Rules Compliance and Disclosure Interpretations Questions 257.01 and 257.02,

available on our website at http://www.sec.gov/divisions/corpfin/guidance/
securitiesactrules-interps.htm.

<u>Exhibits and Financial Statement Schedules, page II-11</u>

23.   The signature page does not indicate the officer who is signing as the company's
        controller or principal accounting officer. Note that any person who occupies more than
        one of the specified positions must indicate each capacity in which he signs the
        registration statement. See Instructions 1 and 2 to Signatures on Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective responsibilities under the
Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Peter J. Kremer
Pub Crawl Holdings, Inc.
November 3, 2010
Page 7

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457.

                          Sincerely,

                          Maryse Mills-Apenteng
                          Special Counsel

cc: Via facsimile at (619) 330-1888
        Wade D. Huettel
        Carrillo Huettel, LLP